Mail Stop 3561

November 18, 2008

By U.S. Mail and facsimile to (775) 834-4202

Paul J. Kaleta
Corporate Senior Vice President and General Counsel
Sierra Pacific Resources
P.O. Box 30150
Reno, Nevada 89520-3150

      Re: **Sierra Pacific Resources**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 27, 2008
              Form 10-K/A for Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed March 19, 2008
              Form 10-Q for the Quarterly Period Ended March 31, 2008
              Filed May 2, 2008
              Form 10-Q for the Quarterly Period Ended June 30, 2008
              Filed August 5, 2008
              Form 10-Q for the Quarterly Period Ended September 30, 2008
              Filed November 4, 2008
              File No. 001-08788

Dear Mr. Kaleta:

      We have reviewed your response dated October 16, 2008 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 25

Cash Compensation, page 29

Short Term Incentive Plan (STIP), page 30

Individual Performance Assessment, page 30

1. We note your response to comment four in our letter dated September 24, 2008. In that response, you state that you "will also include appropriate narrative to describe the target level achieved and the financial performance score." Please provide us with your intended disclosure for the future filings.

Certain Relationships and Related Transactions, page 55

2. We note your response to comment six in our letter dated September 24, 2008. You state that you "will include in the 2009 proxy statement disclosure about the Company's procedures for the review, approval or ratification of any transactions required to be reported under Item 404(a) of Regulation S-K." Please provide us with your intended disclosure for the future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director